UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TriNet Group, Inc.

(Name of Subject Company (Issuer))

TriNet Group, Inc.

(Names of Filing Persons (Offeror and Issuer)

Common Stock, Par Value $0.000025 per share

(Title of Class of Securities)

896288107

(CUSIP Number of Class of Securities)

Samantha Wellington
Executive Vice President, Business Affairs, Chief Legal Officer and Secretary
TriNet Group, Inc.
One Park Place
Suite 600
Dublin, California 94568
(510) 352-5000

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copies to:
Sarah K. Solum
Freshfields Bruckhaus Deringer US LLP
855 Main Street
Redwood City, California 94063
(650) 618-9250

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Schedule TO relates solely to certain preliminary communications made before the commencement of a tender offer by TriNet Group, Inc. (“TriNet” or the “Company”) to purchase for cash up to 5,981,308 shares of its issued and outstanding common stock, par value $0.000025 per share (the “shares”), at a price of $107.00 per share, less any applicable withholding taxes and without interest.

This Schedule TO is not an offer to buy or the solicitation of an offer to sell any shares of any class of the Company’s common stock. The information in the press release in Exhibit 99.1 describing the tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares in the tender offer. TriNet has not yet commenced the tender offer described herein, and there can be no assurance that TriNet will commence the Tender Offer on the terms described in this press release. The tender offer will be made only pursuant to the Offer to Purchase and the related materials that the Company will file with the Securities and Exchange Commission (the “SEC”), and will distribute to its stockholders, as they may be amended or supplemented, on the commencement date of the tender offer. Stockholders should read the Offer to Purchase and related materials carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer. When they are available, stockholders of the Company may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase and other documents that the Company will file with the SEC from the SEC’s website at www.sec.gov. When they are available, stockholders also will be able to obtain a copy of these documents, without charge, from D.F. King & Co., Inc., toll free at (800) 431-9643. Stockholders are urged to carefully read all of those materials when they become available prior to making any decision with respect to the tender offer.

Exhibit No.	Description
99.1	Press Release, dated July 31, 2023

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated July 31, 2023